SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.3)*

NEXTWAVE WIRELESS INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65337Y102

(CUSIP Number)

Eric Ross

Managing Director and Chief Compliance Officer

535 Madison Avenue

New York, NY 10022

(212) 850-7519

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 16, 2009

(Date of Event Which Requires Filing of this Amendment)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No: 65337Y102

1	Names of Reporting Persons Avenue Capital Management II, L.P. (“Avenue Capital Management II”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 62,254,490(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 62,254,490

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,254,490

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 36.1% (2)

14	Type of Reporting Person PN

(1)           Includes 709,498 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital Management II and a director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital Management II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds (as defined below).  Avenue Capital Management II exercises voting and investment power over the securities beneficially owned by Avenue Capital Management II and by the Funds.  This number also includes 1,753,552 shares of common stock held by Avenue Special Situations Fund IV, L.P. (“Avenue Spec IV”), 136,432 shares of common stock held by Avenue Investments, L.P. (“Avenue Investments”) and 44,147,590 shares of common stock held by Avenue AIV US, L.P. (“Avenue AIV”), and shares of common stock underlying (i) Third Lien Subordinated Secured Convertible Notes (the “Third Lien Notes”) in the principal amount of $134,730,977, convertible into 12,192,847 shares of common stock, issued by the Issuer to Avenue Spec IV, Avenue Investments, Avenue International Master, L.P. (“Avenue International”) and Avenue-CDP Global Opportunities Fund, L.P. (“CDP Global” and together with Avenue Spec IV, Avenue Investments, Avenue International, Avenue AIV and together with Avenue Special Situations Fund V, L.P. (“Avenue Spec V”), the “Funds”) on October 9, 2008, together with Payment in Kind (“PIK”) interest payable over the term of the Third Lien Notes of $36,626,008, convertible into 3,314,571 shares of common stock (the Third Lien Notes were immediately convertible upon their issuance).

(2)           Based on 112,858,476 shares of common stock outstanding on October 30, 2009.

CUSIP No: 65337Y102

1	Names of Reporting Persons Avenue Capital Management II GenPar, LLC (“GenPar”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 62,254,490(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 62,254,490

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,254,490

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 36.1%(2)

14	Type of Reporting Person CO

(1)           This number represents shares held by Avenue Capital Management II.  GenPar is the general partner of Avenue Capital Management II.

(2)           Based on 112,858,476 shares of common stock outstanding on October 30, 2009.

CUSIP No: 65337Y102

1	Names of Reporting Persons Marc Lasry

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 62,254,490(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 62,254,490

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,254,490

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 36.1%(2)

14	Type of Reporting Person IN

(1)           This number represents shares held by Avenue Capital Management II.  Marc Lasry is the managing member of GenPar, the general partner of Avenue Capital Management II and he exercises voting and investment power over the securities beneficially owned by Avenue Capital Management II and by the Funds.

(2)           Based on 112,858,476 shares of common stock outstanding on October 30, 2009.

CUSIP No: 65337Y102

1	Names of Reporting Persons Avenue Special Situations Fund IV, L.P. (“Avenue Spec IV”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,212,732(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 4,212,732

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,212,732

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.4% (2)

14	Type of Reporting Person PN

(1)           Includes 330,633 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital Management II and a director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital Management II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds.  This number also includes 1,753,552 shares of common stock held by Avenue Spec IV and shares of common stock underlying Third Lien Notes in the principal amount of $18,493,194, convertible into 1,673,590 shares of common stock, issued by the Issuer to Avenue Spec IV on October 9, 2008, together with PIK interest payable over the term of the Third Lien Notes of $5,027,286, convertible into 454,958 shares of common stock (the Third Lien Notes were immediately convertible upon their issuance).

(2)           Based on 112,858,476 shares of common stock outstanding on October 30, 2009.

CUSIP No: 65337Y102

1	Names of Reporting Persons Avenue Capital Partners IV, LLC (“Avenue Capital IV”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,212,732(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 4,212,732

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,212,732

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.4% (2)

14	Type of Reporting Person CO

(1)           This number represents shares held by Avenue Spec IV.  Avenue Capital IV is the general partner of Avenue Spec IV.

(2)           Based on 112,858,476 shares of common stock outstanding on October 30, 2009.

CUSIP No: 65337Y102

1	Names of Reporting Persons GL Partners IV, LLC (“GL IV”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,212,732(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 4,212,732

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,212,732

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.4% (2)

14	Type of Reporting Person CO

(1)           This number represents shares held by Avenue Spec IV.  GL IV is the managing member of Avenue Capital IV, the general partner of Avenue Spec IV.

(2)           Based on 112,858,476 shares of common stock outstanding on October 30, 2009.

CUSIP No: 65337Y102

1	Names of Reporting Persons Avenue Investments, L.P. (“Avenue Investments”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,659,449(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 3,659,449

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,659,449

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.1% (2)

14	Type of Reporting Person PN

(1)           Includes 65,795 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital Management II and a director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital Management II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds.  This number also includes 136,432 shares of common stock held by Avenue Investments and Third Lien Notes in the principal amount of $30,036,924, convertible into 2,718,273 shares of common stock, issued by the Issuer to Avenue Investments on October 9, 2008, together with PIK Interest payable over the term of the Third Lien Notes of $8,165,402, convertible into 738,950 shares of common stock (the Third Lien Notes were immediately convertible upon their issuance).

(2)           Based on 112,858,476 shares of common stock outstanding on October 30, 2009.

CUSIP No: 65337Y102

1	Names of Reporting Persons Avenue Partners, LLC (“Avenue Partners”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,659,449(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 3,659,449

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,659,449

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.1% (2)

14	Type of Reporting Person CO

(1)           This number represents shares held by Avenue Investments.  Avenue Partners is the general partner of Avenue Investments.

(2)           Based on 112,858,476 shares of common stock outstanding on October 30, 2009.

CUSIP No: 65337Y102

1	Names of Reporting Persons Avenue International Master, L.P. (“Avenue International”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,674,018(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 7,674,018

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,674,018

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.4% (2)

14	Type of Reporting Person PN

(1)           Includes 115,858 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital Management II and a director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital Management II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds. This number also includes shares of common stock underlying the Third Lien Notes in the principal amount of $65,666,531 convertible into 5,942,672 shares of common stock, issued by the Issuer to Avenue International on October 9, 2008, together with PIK interest payable over the term of the Third Lien Notes of $17,851,150, convertible into 1,615,489 shares of common stock (the Third Lien Notes were immediately convertible upon their issuance).

(2)           Based on 112,858,476 shares of common stock outstanding on October 30, 2009.

CUSIP No: 65337Y102

1	Names of Reporting Persons Avenue International Master GenPar, Ltd. (“Avenue International GenPar”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,674,018(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 7,674,018

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,674,018

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.4% (2)

14	Type of Reporting Person CO

(1)           This number represents shares held by Avenue International.  Avenue International GenPar is the general partner of Avenue International.

(2)           Based on 112,858,476 shares of common stock outstanding on October 30, 2009.

CUSIP No: 65337Y102

1	Names of Reporting Persons Avenue-CDP Global Opportunities Fund, L.P. (“CDP Global”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,391,663(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 2,391,663

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,391,663

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.4% (2)

14	Type of Reporting Person PN

(1)           Includes 28,178 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital Management II and a director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital Management II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds.  This number also includes shares of common stock underlying Third Lien Notes in the principal amount of $20,534,348 convertible into 1,858,312 shares of common stock, issued by the Issuer to CDP Global on October 9, 2008, together with PIK interest payable over the term of the Third Lien Notes of $5,582,170, convertible into 505,174 shares of common stock (the Third Lien Notes were immediately convertible upon their issuance).

(2)           Based on 112,858,476 shares of common stock outstanding on October 30, 2009.

CUSIP No: 65337Y102

1	Names of Reporting Persons Avenue Global Opportunities Fund GenPar, LLC (“CDP Global GenPar”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,391,663(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 2,391,663

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,391,663

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.4% (2)

14	Type of Reporting Person CO

(1)           This number represents shares held by CDP Global.  CDP Global GenPar is the general partner of CDP Global.

(2)           Based on 112,858,476 shares of common stock outstanding on October 30, 2009.

CUSIP No: 65337Y102

1	Names of Reporting Persons Avenue AIV US, L.P. (“Avenue AIV”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 44,147,590(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 44,147,590

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 44,147,590

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 25.6% (2)

14	Type of Reporting Person PN

(1)           Represents shares of common stock held by Avenue AIV.

(2)           Based on 112,858,476 shares of Common Stock outstanding on October 30, 2009.

CUSIP No: 65337Y102

1	Names of Reporting Persons Avenue AIV US GenPar, LLC (“Avenue AIV GenPar”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 44,147,590(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 44,147,590

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 44,147,590

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 25.6% (2)

14	Type of Reporting Person CO

(1)           This number represents shares held by Avenue AIV.  Avenue AIV GenPar is the general partner of Avenue AIV.

(2)           Based on 112,858,476 shares of Common Stock outstanding on October 30, 2009.

CUSIP No: 65337Y102

1	Names of Reporting Persons Avenue Special Situations Fund V, L.P. (“Avenue Spec V”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 169,034(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 169,034

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 169,034

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%(2)

14	Type of Reporting Person PN

(1)                 Includes 169,035 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital Management II and a director of the Issuer.  Pursuant to an agreement between Mr. Symington and Avenue Capital Management II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds.

(2)                 Based on 112,858,476 shares of common stock outstanding on October 30, 2009.

CUSIP No: 65337Y102

1	Names of Reporting Persons Avenue Capital Partners V, LLC (“Avenue Capital V”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 169,034(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 169,034

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 169,034

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%(2)

14	Type of Reporting Person CO

(1)                 This number represents shares held by Avenue Spec V.  Avenue Capital V is the general partner of Avenue Spec V.

(2)                 Based on 112,858,476 shares of common stock outstanding on October 30, 2009.

CUSIP No: 65337Y102

1	Names of Reporting Persons GL Partners V, LLC (“GL V”)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds SC; OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 169,034(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 169,034

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 169,034

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.1%(2)

14	Type of Reporting Person CO

(1)                 This number represents shares held by Avenue Spec V.  GL V is the managing member of Avenue Capital V, the general partner of Avenue Spec V.

(2)                 Based on 112,858,476 shares of common stock outstanding on October 30, 2009.

CUSIP No: 65337Y102

Explanatory Note

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amends the following items on Amendment No. 3 to the Schedule 13D originally filed by the Reporting Persons on November 19, 2008, as amended on April 30, 2009 and July 10, 2009.

Item 4.                         Purpose of Transaction.

On December 16, 2009, Avenue AIV US, L.P. (“Avenue AIV”) exercised, through a cashless exercise (i) warrant dated October 9, 2008 granted by the Issuer to Avenue AIV for 30,000,000 shares; (ii) warrant dated April 8, 2009 granted by the Issuer to Avenue AIV for 7,500,000 shares; and (iii) warrant dated July 2, 2009 granted by the Issuer to Avenue AIV for 7,500,000 shares.

The shares of Common Stock underlying such warrants are entitled to certain registration rights as evidenced by the Registration Rights Agreement as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 14, 2008 and the Registration Rights Agreement Acknowledgement, dated as of July 2, 2009 (filed as Exhibit 10 to the Reporting Persons Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on July 10, 2009).

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s business prospects, other developments concerning the Issuer, general economic conditions and stock market conditions, and any other facts and circumstances which may become known to the Reporting Persons, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate.

Except as described herein, the Reporting Persons do not as of the date of this Statement have any specific plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

As previously disclosed, pursuant to a Designated Director Agreement entered into between NextWave Wireless, Inc. (the “Issuer”) and Avenue Capital Management II (the “Director Agreement”), at any time when one or more members of the Avenue Capital Group, or their affiliates hold (individually or collectively) a majority of the outstanding principal amount of the Senior Subordinated Secured Second Lien Notes due 2010, Avenue Capital Management II shall have the right, in consultation with the Issuer’s Governance Committee to nominate a director to the Board of Directors of the Issuer (the “Board”) as soon as the Board has a vacancy or at any election of directors by the Issuer’s shareholders when there is not currently an Avenue Capital Management II designated director serving on the Board.

Carl Vogel was nominated by Avenue Capital Management II pursuant to the Director Agreement and has been elected to the Board to fill a vacancy.  Mr. Vogel is not affiliated with Avenue Capital Management II and is not receiving any compensation from Avenue Capital Management II in connection with his service on the Board.  Mr. Robert Symington, an employee of Avenue Capital Management II also currently serves on the Board of the Issuer.

CUSIP No: 65337Y102

Item 5.                         Interest in Securities of the Issuer.

(a)                                                  As of the date hereof, the following is the beneficial ownership and percentage of the Issuer’s Common Stock outstanding for each of the Reporting Persons:

Name	Number of Shares*	Percentage of Class (%)**

Avenue Capital Management II	62,254,490	36.1
GenPar	62,254,490	36.1
Marc Lasry	62,254,490	36.1
Avenue Spec IV	4,212,732	2.4
Avenue Capital IV	4,212,732	2.4
GL IV	4,212,732	2.4
Avenue Investments	3,659,449	2.1
Avenue Partners	3,659,449	2.1
Avenue International	7,674,018	4.4
Avenue International GenPar	7,674,018	4.4
CDP Global	2,391,663	1.4
CDP Global GenPar	2,391,663	1.4
Avenue AIV	44,147,590	25.6
Avenue AIV GenPar	44,147,590	25.6
Avenue Spec V	169,034	0.1
Avenue Capital V	169,034	0.1
GL V	169,034	0.1

*   Includes shares underlying options and Third Lien Notes and related PIT interest, as more fully disclosed in preceding footnotes.

** The percentage of class is calculated based on 112,858,476 shares of Common Stock outstanding as of October 30, 2009, as calculated for each Reporting Person pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

(b)                                                 The Reporting Persons have sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Shares.

(c)                                                  Except as described above, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s Common Stock in the past 60 days.

(d)                                                 No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the shares of Common Stock covered by this Statement.

(e)                                                  Not applicable.

Item 6.                         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Item 4 and Item 5 are incorporated herein by reference.  Except as set forth in response to other Items of the Statement and the agreements incorporated herein by reference and set forth as exhibits hereto, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

CUSIP No: 65337Y102

Item 7.                         Material to be Filed as Exhibits.

Exhibit 1

Joint Filing Agreement, dated November 13, 2008 among the Reporting Persons relating to the filing of a joint statement on Schedule 13D (incorporated by reference to Exhibit 1 filed with the Reporting Persons’ Schedule 13D on November 19, 2008).

Exhibit 2

Second Lien Subordinated Note Purchase Agreement, dated October 9, 2008, among NextWave Wireless Inc., NextWave Wireless LLC, as issuer, NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., WCS Wireless License Subsidiary, LLC, IP Wireless, Inc., and Packetvideo Corporation, as guarantors, Avenue AIV US, L.P. and Sola Ltd, as the note purchasers, and The Bank of New York Mellon, as collateral agent (incorporated by reference to Exhibit 4.1 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

Exhibit 3

Warrant Agreement dated as of October 9, 2008, between Avenue AIV US, L.P. and NextWave Wireless Inc., (incorporated by reference to Exhibit 4.3 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

Exhibit 4

Designated Director Agreement dated as of October 9, 2008, between Avenue Capital II and NextWave Wireless Inc., (incorporated by reference to Exhibit 4.7 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

Exhibit 5

Third Lien Subordinated Exchange Note Exchange Agreement, dated October 9, 2008, among NextWave Wireless Inc., NextWave LLC, certain subsidiary guarantors, the purchasers party thereto, and The Bank of New York Mellon, as collateral agent (incorporated by reference to Exhibit 4.2 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

Exhibit 6

Registration Rights Agreement dated as of October 9, 2008, among NextWave Wireless Inc., Avenue AIV US, L.P. and Sola, Ltd. (incorporated by reference to Exhibit 4.5 filed with the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2008).

Exhibit 7

Additional Warrant Agreement dated as of April 8, 2009, between Avenue AIV US, L.P. and NextWave Wireless Inc. (incorporated by reference to Exhibit 4.14 filed with the Issuer’s Current Report on Form 8-K filed with the SEC on April 14, 2009).

Exhibit 8

Second Lien Incremental Indebtedness Agreement, dated July 2, 2009, among NextWave Wireless Inc. as parent guarantor, NextWave Wireless LLC, as issuer, NextWave Broadband Inc., NW Spectrum Co., AWS Wireless Inc., WCS Wireless License Subsidiary, LLC, as guarantors, Avenue AIV US, L.P, as the note purchaser, and The Bank of New York Mellon, as collateral agent (incorporated by reference to Exhibit 8 filed with the Reporting Persons’ Amendment No. 2 to Schedule 13D on July 10, 2009).

Exhibit 9

Warrant Agreement dated as of July 2, 2009, between Avenue AIV US, L.P. and NextWave Wireless Inc. (incorporated by reference to Exhibit 9 filed with the Reporting Persons’ Amendment No. 2 to Schedule 13D on July 10, 2009).

Exhibit 10

Registration Rights Agreement Acknowledgement, dated as of July 2, 2009, entered into by NextWave Wireless Inc. (incorporated by reference to Exhibit 10 filed with the Reporting Persons’ Amendment No. 2 to Schedule 13D on July 10, 2009).

CUSIP No: 65337Y102

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Dated: December 18, 2009

MARC LASRY

/s/ Marc Lasry

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE CAPITAL MANAGEMENT II, L.P.

By:	Avenue Capital Management II
GenPar, LLC,
its General Partner

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE SPECIAL SITUATIONS FUND IV, L.P.

By:	Avenue Capital Partners IV, LLC,
its General Partner

By:	GL Partners IV, LLC,
its Managing Member

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

CUSIP No: 65337Y102

AVENUE CAPITAL PARTNERS IV, LLC

By:	GL Partners IV, LLC,
its Managing Member

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

GL PARTNERS IV, LLC

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE INVESTMENTS, L.P.

By:	Avenue Partners, LLC,
its General Partner

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE PARTNERS, LLC

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE INTERNATIONAL MASTER, L.P.

By:	Avenue International Master Fund
GenPar, Ltd.
its General Partner

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Director

CUSIP No: 65337Y102

AVENUE INTERNATIONAL MASTER FUND GENPAR, LTD.

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Director

AVENUE - CDP GLOBAL OPPORTUNITIES FUND, L.P.

By:	Avenue Global Opportunities Fund
GenPar, LLC
its General Partner

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE GLOBAL OPPORTUNITIES FUND GENPAR, LLC

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE AIV US, L.P.

By:	Avenue AIV US GenPar, LLC
its General Partner

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE AIV US GENPAR, LLC

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

CUSIP No: 65337Y102

AVENUE SPECIAL SITUATIONS FUND V, L.P.

By:	Avenue Capital Partners V, LLC,
its General Partner

By:	GL Partners V, LLC,
its Managing Member

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

AVENUE CAPITAL PARTNERS V, LLC

By:	GL Partners V, LLC,
its Managing Member

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member

GL PARTNERS V, LLC

By:	/s/ Marc Lasry
Name: Marc Lasry
Title: Managing Member